SIGNATURES:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March, 2008
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
March 13, 2008

	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

For further information, please contact:

Lise Hébert, PhD Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
NEUROCHEM MOVES EPRODISATE (KIACTATM) DRUG DEVELOPMENT
PROGRAM FORWARD FOR AMYLOID A AMYLOIDOSIS
ECUBLENS, SWITZERLAND, March 13, 2008 — Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX: NRM), announces that the Company is taking new initiatives to pursue the drug development program for its investigational product candidate, eprodisate (KIACTA™), to obtain market approval for the treatment of Amyloid A (AA) amyloidosis. Neurochem’s decision to build upon its eprodisate (KIACTA™) asset and take steps to initiate a second Phase III clinical trial is based principally on the fact that AA amyloidosis is a life-threatening disease for which there is no specific treatment, on the data obtained from the first Phase II/III clinical trial, which yielded promising efficacy results on the study endpoints, on the benign safety profile of eprodisate (KIACTA™) in patients diagnosed with AA amyloidosis, and on its discussions with the regulatory agencies and related scientific advisory committees. As part of the approval process for the investigational product candidate, both the regulatory agencies in the United States and in the European Union recommended an additional confirmatory efficacy Phase III clinical trial, which will have a target significance level (p-value) of 0.05 rather than the p-value of 0.01, which had been required for an approval based on a single efficacy study. Based on these recommendations, the Company will enter into discussions with the U.S. Food and Drug Administration (FDA) and with the European Medicines Agency (EMEA) to reach agreement on the terms for an approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis. As part of this strategic decision, the Company is also announcing that it is withdrawing its current marketing applications for eprodisate (KIACTA™) in the United States, the European Union and Switzerland.
“This strategy reflects the advice the Company has received from the regulatory authorities about its marketing applications, and is in line with our efforts over the past two years and allows the Company to pursue its objective of making KIACTA™ available to patients as soon as possible. The FDA and EMEA have both acknowledged that the first Phase II/III clinical trial provided some evidence of the effectiveness of KIACTA™ in the treatment of the renal manifestations of amyloidosis. Accordingly, we look forward to productive discussions with the regulatory agencies and hope to initiate the second Phase III study in the very near future,” said Dr. Francesco Bellini, Chairman, President and Chief Executive Officer of Neurochem Inc.

The applications for marketing authorization for eprodisate (KIACTA™) were submitted in the United States, the European Union and in Switzerland in February, September and November 2006, respectively.
About eprodisate (KIACTA™)
Eprodisate (KIACTA™) was investigated in an international, randomized, double-blind, placebo-controlled, and parallel-designed Phase II/III clinical trial in which 183 AA amyloidosis patients were enrolled at 27 sites around the world (Eprodisate for AA Amyloidosis Trial, EFAAT). Patients who completed the clinical trial were eligible for enrollment in an ongoing open-label extension study, some of whom have now been receiving eprodisate (KIACTA™) for more than six years. The completion of the extension study is scheduled for April 2008. Neurochem Inc. sponsored the EFAAT study.
Eprodisate (KIACTA™) has received orphan drug status in the United States and the European Union, which normally provide seven and ten years of market exclusivity, respectively, upon regulatory approval.
About Amyloid A (AA) Amyloidosis
A progressive and fatal condition, AA amyloidosis occurs in a proportion of patients with chronic inflammatory disorders, chronic infections and inherited diseases such as familial Mediterranean fever. The kidney is the organ most frequently affected and progression to dialysis/end-stage renal disease is the most common clinical manifestation in this disease. Currently, there is no approved therapy to treat AA amyloidosis and about half of all patients diagnosed with the disease die within five years of diagnosis.
About Neurochem
Neurochem Inc. is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number
1-877-680-4500 or visit our Web Site at www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond the Company’s and Neurochem Inc.’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the Neurochem group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of Neurochem Inc. for further risk factors that might affect the Neurochem group and its business.